December 21, 2020

VIA EDGAR AND OVERNIGHT COURIER

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel Jeff Kauten Stephen Krikorian Amanda Kim

Re:	ON24, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted December 7, 2020 CIK No. 0001110611

Ladies and Gentlemen:

This letter is confidentially submitted on behalf of ON24, Inc. (the “Company”) in response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 confidentially submitted on December 7, 2020 (the “Draft Registration Statement”), as set forth in the Staff’s letter dated December 16, 2020 (the “Comment Letter”).

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. For reference purposes, the text of the Staff’s comments are reproduced in bold below, followed by the Company’s response to the comment. The numbered paragraphs below correspond to the numbered comments in the Comment Letter.

Additionally, the Company is concurrently confidentially submitting Amendment No. 2 to the Draft Registration Statement (“Amendment No. 2”), which reflects revisions in response to the Comment Letter and certain other updates.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary

Overview, page 1

1.	For context, please disclose your dollar-based net retention rate for the periods presented.

Company Response: In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 2 and 93 of Amendment No. 2.

2.	We note your response to prior comment 1. Please disclose that none of these customers constitute a material portion of your revenue for the period ended September 30, 2020.

Company Response: In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 2 and 93 of Amendment No. 2.

[Remainder of page intentionally blank. Signature page follows.]

Should the Staff have additional questions or comments regarding this submission, please do not hesitate to contact the undersigned at (206) 839-4845 or andrew.ledbetter@us.dlapiper.com.

Sincerely,

DLA PIPER LLP (US)

/s/ Andrew Ledbetter

Andrew Ledbetter

Enclosures:

cc:	Sharat Sharan, Chief Executive Officer

Steven Vattuone, Chief Financial Officer

William Weesner, General Counsel

ON24, Inc.

Peter Astiz

Patrick J. O’Malley

DLA Piper LLP (US)

John L. Savva

Sullivan & Cromwell LLP